

July 31, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Fitz-Gerald Must Have Portfolio® and Options Overlay ETF, a series of Tidal Trust II, under the Exchange Act of 1934.

Sincerely,